SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

INSPIRATO INCORPORATED

(Name of Issuer)

Class A Common Stock, par value $ 0. 0001 per share

(Title of Class of Securities)

45791E 107

(CUSIP Number)

David Kallery

1544 Wazee Street

Denver, Colorado

(303) 586-7771

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Tony Jeffries

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, California 94304

(650) 493-9300

August 7, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45791E 107

1	NAMES OF REPORTING PERSON David Kallery
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,922,176 (1)
	8	SHARED VOTING POWER 3,943,888 (2)
	9	SOLE DISPOSITIVE POWER 1,922,176 (1)
	10	SHARED DISPOSITIVE POWER 3,943,888 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,866,064(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%(3)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Consists of (i) 74,219 shares of Class A common stock and 1,838,113 shares of Class V common stock held of record by David Kallery (the “Reporting Person”) and (ii) 9,844 shares of Class A common stock issuable upon vesting of restricted stock units, or RSUs, within 60 days of August 7, 2023.

(2)

Consists of (i) 2,312,781 shares of Class V common stock held of record by the Reporting Person’s spouse and (ii) 1,631,107 shares of Class V common stock held of record by the David S. Kallery 2021 Trust fbo Patricia K. Kallery dated December 22,2021 for which the Reporting Person’s spouse serves as trustee.

(3)

Based on the quotient obtained by dividing (a) the aggregate amount beneficially owned by the Reporting Person as set forth in Row 11 by (b) the sum of (i) 68,141,929 shares of Class A common stock outstanding as of August 3, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023, filed with the Securities and Exchange Commission on August 9, 2023; (ii) 9,844 shares of Class A common stock subject to RSUs, beneficially held by the Reporting Person and issuable within 60 days of August 7, 2023 and (iii) 5,782,001 shares of Class V common stock beneficially owned by the Reporting Person. The aggregate number of shares of Class V common stock beneficially owned by the Reporting Person as set forth in clause “(a)” of this footnote is treated as converted into Class A common stock only for the purpose of computing the percentage ownership of the Reporting Person.

Explanatory Note: This Amendment No. 1 (the “Amendment”), which amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 22, 2022 (the “Original Schedule 13D”) filed on behalf of David Kallery (the “Reporting Person”), relates to the Class A common stock, par value $0.0001 per share (“Common Stock”), of Inspirato Incorporated, a Delaware corporation (the “Issuer”). This Amendment is being filed by the Reporting Person to report his entry into the Voting Agreement (as defined herein), as described in Items 4 and 6 below.

The Original Schedule 13D is hereby amended to the extent hereinafter expressly set forth and, except as amended hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of Item 4:

On August 7, 2023 Oakstone Ventures, Inc. (“Purchaser”), the Issuer, Inspirato LLC, a Delaware limited liability company (“OpCo”) and the other subsidiaries of the Issuer party thereto (collectively, the “Other Guarantor Subsidiaries”) , entered into an Investment Agreement (the “Investment Agreement”) that, among other things and subject to the terms and conditions set forth therein, provides for the issuance and sale by the Issuer to Purchaser, and the purchase and acquisition by Purchaser from the Issuer, of the Issuer’s 8% Senior Secured Convertible Note due 2028 (the “Note”) in the principal amount of twenty-five million U.S. dollars ($25,000,000) (the “Purchase”) . Pursuant to the Investment Agreement, the Issuer has undertaken to convene a special meeting of its stockholders (the “Special Meeting”) for the purposes of obtaining stockholder approval of certain matters, as contemplated by the Investment Agreement, including:

•	an amendment to the Issuer’s second amended and restated certificate of incorporation to authorize a new class of non-voting common stock; and

•

the issuance of common shares upon the conversion of the Note (including as a result of interest that is paid in kind) to the extent such approval is required under the rules of the Nasdaq, including Nasdaq Rule 5635 (b).

Voting Agreement

Concurrently with the Issuer’s execution and delivery of the Investment Agreement, the Reporting Person entered into a Voting Agreement (the “Voting Agreement”) with Purchaser and the Issuer with respect to the Covered Shares (as defined in the Voting Agreement) held by the Reporting Person, which includes all shares beneficially owned by the Reporting Person as reported herein, together with any additional shares that the Reporting Person may acquire record and/or beneficial ownership of after the date of the Voting Agreement. Pursuant to the Voting Agreement, until the date that is one business day following the record date set forth in the proxy statement (the “Proxy Statement”) to be filed by the Issuer with respect to the Special Meeting, the Reporting Person shall not transfer or cause or permit the transfer of any Covered Shares of IVP XIII, other than with the prior written consent of Purchaser.

Under the Voting Agreement, the Reporting Person has agreed that, until the earlier to occur of (a) the time at which the Purchase is consummated, and (b) such time as the Investment Agreement is terminated in accordance with its terms, at every meeting of the Issuer’s stockholders at which any of the following matters are to be voted on (and at every adjournment or postponement thereof) , and on any action or approval of the Issuer’s stockholders by written consent with respect to any of the following matters, the Reporting Person shall vote (including via proxy) all of his Covered Shares (or cause the holder of record on any applicable record date to vote (including via proxy) all of such Covered Shares) as follows:

•

in favor of any proposal to approve (i) the amendment to the second amended and restated certificate of incorporation of the Issuer, as contemplated by the Investment Agreement (which includes the authorization of non-voting common stock) , and (ii) the issuance of common shares upon the conversion of the Note (including as a result of interest that is paid in kind) , to the extent such approval is required under the rules of the Nasdaq, including Nasdaq Rule 5635 (b); and

•

against (1) any action or agreement that would reasonably be expected to result in any of the conditions to the Issuer’s obligations set forth in the Investment Agreement not being fulfilled or result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer contained in the Investment Agreement, or of any stockholder contained in the Voting Agreement or (2) any alternative transaction proposal, or any agreement, transaction or other matter that is intended to, or would reasonably be expected to, impede, interfere with or materially and adversely affect the consummation of the Purchase and the other transactions contemplated by the Investment Agreement.

The foregoing description of the Voting Agreement is a summary only and is qualified in its entirety by the full text of the Voting Agreement, a copy of which is filed herewith as Exhibit 5 and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) See response to Item 13 on the cover page of this filing, which is incorporated herein by reference.

(b) See responses to Items 7, 8, 9 and 10 on the cover page of this filing, which are incorporated herein by reference.

(c) Other than the transaction described under Item 4, the Reporting Person has not affected any other transactions in the shares of Common Stock of the Issuer during the past 60 days.

(d) To the knowledge of the Reporting Person, other than as described in this Schedule 13D/A, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by him.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 6:

The information set forth in Item 4 of this Amendment is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following exhibit:

Exhibit 5 Voting Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 11, 2023

By:	/s/ David Kallery
Name:	David Kallery